================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                                    FORM 11-K

 (MARK ONE)
 [X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
       THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
       FOR THE FISCAL YEAR ENDED FEBRUARY 28, 1999

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             FOR THE TRANSITION PERIOD FROM            TO
                                            ----------    ----------
                         COMMISSION FILE NUMBER: 0-22645

               LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)


                               LAI WORLDWIDE, INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)






FLORIDA                                                       59-3547281
(State or Other Jurisdiction of                            (I.R.S. Employer
Incorporation or Organization)                           Identification Number)

                           200 PARK AVENUE, SUITE 3100
                          NEW YORK, NEW YORK 10166-0136
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


                                 (212) 953-7900
--------------------------------------------------------------------------------
     (Telephone Number of Principal Executive Offices, Including Area Code)

LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF FEBRUARY 28, 1999 AND 1998,
TOGETHER WITH REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Trustees of
LAI Worldwide, Inc. Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the LAI Worldwide, Inc. Profit Sharing and Savings Plan as of February 28, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended February 28, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 1999 and 1998, and the changes in its net assets available for benefits for the year ended February 28, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions as of and for the year ended February 28, 1999, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                               ARTHUR ANDERSEN LLP



Tampa, Florida,
   August 18, 1999

               LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF FEBRUARY 28, 1999 AND 1998



                             ASSETS                        1999              1998
                                                        -----------      -----------
INVESTMENTS, at fair market value:
     Merrill Lynch S&P 500 Index Fund                   $ 7,331,225      $ 6,365,824
     AIM Aggressive Growth Fund                           4,142,950        5,903,013
     Merrill Lynch Retirement Reserves                    2,572,376          763,437
     Merrill Lynch Corporate Bond Fund                    1,800,859        2,088,165
     Merrill Lynch Eurofund                               1,762,961        1,860,949
     MFS Massachusetts Investors Growth Stock Fund          928,266               --
     Merrill Lynch Pacific Fund                             499,399          792,995
     LAI Worldwide, Inc. Common Stock                       494,518        1,529,748
     Oppenheimer U.S. Government Trust                      420,133          475,150
     Merrill Lynch Latin America Fund                       409,681        1,381,629
     AIM International Equity Fund                          285,076               --
     Lord Abbett Developing Growth Fund                     235,416               --
     Davis New York Venture Fund, Inc.                      190,940               --
     MFS Massachusetts Investors Trust                      123,289               --
     Oppenheimer Quest Global Value Fund                     58,630               --
     Merrill Lynch Bond High Income Fund                     17,841               --
     Merrill Lynch Growth Fund                                4,524               --
     Alliance Bond Fund                                         755               --
     Participant loans                                      212,791          230,751
                                                        -----------      -----------
                      Total investments                  21,491,630       21,391,661
                                                        -----------      -----------
RECEIVABLES:
     Participants' contributions                            236,872               --
     Employer's contribution                                     --        1,585,711
                                                        -----------      -----------
                      Total receivables                     236,872        1,585,711
                                                        -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS                       $21,728,502      $22,977,372
                                                        ===========      ===========


        The accompanying notes are an integral part of these statements.

              LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN


          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                            WITH FUND INFORMATION,

                     FOR THE YEAR ENDED FEBRUARY 28, 1999


                                                                      Participant Directed
                                   ---------------------------------------------------------------------------------------------
                                     Merrill           AIM           Merrill         Merrill                            MFS
                                      Lynch        Aggressive         Lynch           Lynch          Merrill       Massachusetts
                                     S&P 500         Growth        Retirement       Corporate         Lynch          Investors
                                    Index Fund        Fund          Reserves        Bond Fund        Eurofund      Growth Stock
                                   -----------     -----------     -----------     -----------     -----------     -------------
         ADDITIONS

CONTRIBUTIONS:
    Participants'                  $   397,859     $   378,929     $    69,902     $    77,763     $    27,858     $    24,787
    Employer's                         479,179         484,664         147,596          90,862          82,891              10

NET APPRECIATION (DEPRECIATION)        826,975        (668,781)             --         (19,439)       (168,067)         (9,590)

INTEREST AND DIVIDEND INCOME           337,507          40,503          94,161         113,462         334,401          56,397
                                   -----------     -----------     -----------     -----------     -----------     -----------
           Total additions           2,041,520         235,315         311,659         262,648         277,083          71,604
                                   -----------     -----------     -----------     -----------     -----------     -----------
TRANSFERS (TO) FROM OTHER
      INVESTMENT OPTIONS               (96,222)     (1,610,878)      1,550,824        (361,278)       (277,841)      1,097,749
                                   -----------     -----------     -----------     -----------     -----------     -----------
         DEDUCTIONS

BENEFIT PAYMENTS                      (857,326)       (384,293)        (53,522)       (116,656)        (86,782)       (241,077)

IN-KIND DISTRIBUTIONS                 (122,336)             --              --         (71,939)        (10,408)             --

ADMINISTRATION FEES                       (235)           (207)            (22)            (81)            (40)            (10)
                                   -----------     -----------     -----------     -----------     -----------     -----------
           Total deductions           (979,897)       (384,500)        (53,544)       (188,676)        (97,230)       (241,087)
                                   -----------     -----------     -----------     -----------     -----------     -----------

NET INCREASE (DECREASE)                965,401      (1,760,063)      1,808,939        (287,306)        (97,988)        928,266

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year                6,365,824       5,903,013         763,437       2,088,165       1,860,949              --
                                   -----------     -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS,
    end of year                    $ 7,331,225     $ 4,142,950     $ 2,572,376     $ 1,800,859     $ 1,762,961     $   928,266
                                   ===========     ===========     ===========     ===========     ===========     ===========

              LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN


          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                            WITH FUND INFORMATION,

                     FOR THE YEAR ENDED FEBRUARY 28, 1999
                                  (Continued)




                                                                  Participant Directed
                                         -------------------------------------------------------------------------
                                                          LAI                          Merrill
                                          Merrill       Worldwide,     Oppenheimer      Lynch
                                           Lynch          Inc.            U.S.          Latin             AIM
                                          Pacific        Common        Government      America       International
                                            Fund         Stock            Trust         Fund          Equity Fund
                                         ---------     -----------     -----------   -----------     -------------
         ADDITIONS

CONTRIBUTIONS:
    Participants'                        $  13,445     $    37,143     $  50,439     $    23,120       $ 126,082
    Employer's                              22,717          75,025        45,621         118,613          34,512

NET APPRECIATION (DEPRECIATION)            (78,897)     (1,004,536)       (8,807)       (454,480)        (10,751)

INTEREST AND DIVIDEND INCOME                20,448              --        29,028          27,352           3,309
                                         ---------     -----------     ---------     -----------       ---------
           Total additions                 (22,287)       (892,368)      116,281        (285,395)        153,152
                                         ---------     -----------     ---------     -----------       ---------

TRANSFERS (TO) FROM OTHER
      INVESTMENT OPTIONS                  (233,640)       (119,781)     (106,494)       (594,945)        134,142
                                         ---------     -----------     ---------     -----------       ---------
         DEDUCTIONS

BENEFIT PAYMENTS                            (4,247)        (23,050)      (64,794)        (59,562)         (2,193)

IN-KIND DISTRIBUTIONS                      (33,402)             --            --         (32,003)             --


ADMINISTRATION FEES                            (20)            (31)          (10)            (43)            (25)
                                         ---------     -----------     ---------     -----------       ---------
           Total deductions                (37,669)        (23,081)      (64,804)        (91,608)         (2,218)
                                         ---------     -----------     ---------     -----------       ---------

NET INCREASE (DECREASE)                   (293,596)     (1,035,230)      (55,017)       (971,948)        285,076

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year                      792,995       1,529,748       475,150       1,381,629              --
                                         ---------     -----------     ---------     -----------       ---------

NET ASSETS AVAILABLE FOR BENEFITS,
    end of year                          $ 499,399     $   494,518     $ 420,133     $   409,681       $ 285,076
                                         =========     ===========     =========     ===========       =========

              LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN


          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                            WITH FUND INFORMATION,

                     FOR THE YEAR ENDED FEBRUARY 28, 1999
                                  (continued)


                                                                       Participant Directed
                                              ------------------------------------------------------------------------------
                                                                                                        Merrill
                                               Lord Abbet       Davis           MFS       Oppenheimer    Lynch      Merrill
                                               Developing     New York     Massachusetts    Quest      Bond High     Lynch
                                                 Growth        Venture       Investors      Global      Income      Growth
                                                  Fund        Fund, Inc.       Trust      Value Fund     Fund        Fund
                                               ----------     ----------   -------------  -----------  ---------    --------

        ADDITIONS

CONTRIBUTIONS:
         Participants'                          $   4,159     $  11,896     $   7,923     $    948     $  1,620     $  2,247
         Employer's                                 1,332         1,341            --        1,348           --           --

NET APPRECIATION (DEPRECIATION)                    (6,813)        2,101           631       (3,046)      (3,977)     (12,974)

INTEREST AND DIVIDEND INCOME                        3,645         2,251         5,470        3,455          906          522
                                                ---------     ---------     ---------     --------     --------     --------
                 Total additions                    2,323        17,589        14,024        2,705       (1,451)     (10,205)
                                                ---------     ---------     ---------     --------     --------     --------

TRANSFERS (TO) FROM OTHER
         INVESTMENT OPTIONS                       233,667       174,025       111,228       56,569       19,292       14,729
                                                ---------     ---------     ---------     --------     --------     --------

        DEDUCTIONS

BENEFIT PAYMENTS                                     (574)         (665)       (1,963)        (628)          --           --

IN-KIND DISTRIBUTIONS                                  --            --            --           --           --           --

ADMINISTRATION FEES                                    --            (9)           --          (16)          --           --
                                                ---------     ---------     ---------     --------     --------     --------
                 Total deductions                    (574)         (674)       (1,963)        (644)          --           --
                                                ---------     ---------     ---------     --------     --------     --------

NET INCREASE (DECREASE)                           235,416       190,940       123,289       58,630       17,841        4,524

NET ASSETS AVAILABLE FOR BENEFITS,
         beginning of year                             --            --            --           --           --           --
                                                ---------     ---------     ---------     --------     --------     --------
NET ASSETS AVAILABLE FOR BENEFITS,
         end of year                            $ 235,416     $ 190,940     $ 123,289     $ 58,630     $ 17,841     $  4,524
                                                =========     =========     =========     ========     ========     ========




         The accompanying notes are an integral part of this statement.

              LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN


          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                            WITH FUND INFORMATION,

                     FOR THE YEAR ENDED FEBRUARY 28, 1999
                                  (continued)




                                                                       Participant Directed
                                                  -------------------------------------------------------------
                                                   Alliance
                                                     Bond        Participant                          Plan
                                                     Fund           Loans           Other             Total
                                                   ---------     -----------     ------------      -------------

        ADDITIONS

CONTRIBUTIONS:
    Participants'                                  $     750     $        --     $    236,872     $  1,493,742
    Employer's                                            --              --       (1,585,711)              --

NET APPRECIATION (DEPRECIATION)                           (9)             --               --       (1,620,460)

INTEREST AND DIVIDEND INCOME                              14          16,256               --        1,089,087
                                                   ---------     -----------     ------------     ------------
                 Total additions                         755          16,256       (1,348,839)         962,369
                                                   ---------     -----------     ------------     ------------

TRANSFERS (TO) FROM OTHER
         INVESTMENT OPTIONS                               --           8,854               --               --
                                                   ---------     -----------     ------------     ------------

        DEDUCTIONS

BENEFIT PAYMENTS                                          --         (43,070)              --       (1,940,402)

IN-KIND DISTRIBUTIONS                                     --              --               --         (270,088)

ADMINISTRATION FEES                                       --              --               --             (749)
                                                   ---------     -----------     ------------     ------------
                 Total deductions                         --         (43,070)              --       (2,211,239)
                                                   ---------     -----------     ------------     ------------

NET INCREASE (DECREASE)                                  755         (17,960)      (1,348,839)      (1,248,870)

NET ASSETS AVAILABLE FOR BENEFITS,
         beginning of year                                --         230,751        1,585,711       22,977,372
                                                   ---------     -----------     ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS,
         end of year                               $     755     $   212,791     $    236,872     $ 21,728,502
                                                   =========     ===========     ============     ============

               LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           FEBRUARY 28, 1999 AND 1998



1.       ORGANIZATION AND OPERATION OF THE PLAN:

Effective August 1, 1998, the Lamalie Associates, Inc. Profit Sharing Plan was amended to add a 401(k) feature to the existing profit sharing plan.

Effective December 31, 1998, the Lamalie Associates, Inc. Profit Sharing Plan was amended and renamed the LAI Worldwide, Inc. Profit Sharing and Savings Plan (the Plan).

The Plan is a defined contribution plan, which covers substantially all employees of LAI Worldwide, Inc. and its wholly-owned subsidiaries (the Employer).

Summary Plan Description

The following brief description of the provisions of the Plan is provided for general information purposes only. Reference should be made to the plan agreement for more complete information. The major provisions of the Plan are as follows:

       a. All employees are eligible to participate in the Plan as of the first day of employment.

       b. Participants may elect to have up to 15 percent of their compensation or the maximum deferral established by law contributed to the Plan. The Plan allows for employer matching contributions and other annual employer contributions at the discretion of the Board of Directors. All contributions will be participant directed. The Plan allows participant rollovers from qualified benefit plans. All contributions are made in cash.

           Allocations of the Employer's discretionary matching contribution or other contributions and any forfeitures are made to individual participants' accounts based on the ratio of each participant's eligible compensation to the total eligible compensation of all participants for that year. Forfeitures for a plan year are allocated to the respective participants' accounts during the subsequent plan year. Allocations of a particular fund's earnings are made based on the ratio of each participant's beginning account balance in that particular fund (less any distributions or withdrawals to the participant during the plan year) to the total beginning account balances of all participants in that same fund. For the plan year ended February 28, 1999, there were no employer discretionary contributions or matching contributions. Forfeitures for the February 28, 1999, plan year were $187,334 and will be allocated to the respective participants during the February 29, 2000, plan year. Forfeitures for the February 28, 1998, plan year were $101,452, which were reallocated to participants during the February 28, 1999, plan year.

       c. Participants become fully vested upon retirement (age 65), at death, upon total and permanent disability or as described in the following vesting schedule:


                 Years of Service                           Vested Percentage
           -----------------------------                    -----------------
           Less than one year of service                               0%
           1 year, but less than 2 years                              25%
           2 years, but less than 3 years                             50%
           3 years, but less than 4 years                             75%
           4 years or more                                           100%

       d. In accordance with the Plan, the Employer has the right to discontinue its discretionary contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon the occurrence of either event, all participant accounts become fully vested and are not subject to forfeiture. All assets of the Plan would then be distributed to the participants.

       e. Benefits may be paid to terminated, disabled or otherwise inactive participants or their beneficiaries in either lump-sum amounts equal to the vested portion of their accounts, or in annual installments over a period to be determined by the plan administrator. Payments must begin no later than 60 days after the end of the plan year in which retirement occurs, or a later date if requested, but in any event, shortly after the year in which the participant reaches age 70.5, even if still employed.

       f.  Investments

           The Merrill Lynch S&P 500 Index Fund invests primarily in equity securities with the intent to match the performance of the unmanaged Standard & Poor's 500 Composite Stock Price Index, which is dominated by large capitalization stocks.

           AIM Aggressive Growth Fund invests primarily in equity securities of small- to medium-sized companies.

           The Merrill Lynch Retirement Reserves Money Fund (Merrill Lynch Retirement Reserves) invests in short-term fixed income securities and seeks to maintain a constant net asset value of $1.00 per share.

           The Merrill Lynch Corporate Bond Fund, Inc. - Intermediate Term Portfolio (Merrill Lynch Corporate Bond Fund) invests in bonds rated in the four highest ratings categories and other fixed income securities.

           The Merrill Lynch Eurofund (Merrill Lynch Eurofund) invests primarily in equities of corporations domiciled in Europe.

           The MFS Massachusetts Investors Growth Stock Fund invests in the common stock of progressive, well managed companies believed to possess better than average prospects for long-term growth.

           The Merrill Lynch Pacific Fund, Inc. (Merrill Lynch Pacific Fund) primarily invests in securities of companies in the Far Eastern and Western Pacific countries, including Japan, Australia, Hong Kong and Singapore.

           LAI Worldwide, Inc. Common Stock is offered to plan participants as an investment option.

           The Oppenheimer U.S. Government Trust invests in fixed-income government securities.

           The Merrill Lynch Latin America Fund, Inc. (Merrill Lynch Latin America Fund) primarily invests in Latin American equity and debt securities.

           The AIM International Equity Fund invests in foreign large-cap stocks in France, the United Kingdom, Germany, Japan and Switzerland.

           The Lord Abbett Developing Growth Fund invests in small stock companies that are dynamic and highly specialized.

           The Davis New York Venture Fund, Inc. invests in three main types of companies: financial companies, technology stocks and oil service companies.

           The MFS Massachusetts Investors Trust invests primarily in foreign and emerging market securities.

           The Oppenheimer Quest Global Value Fund, Inc. (Oppenheimer Quest Global Value Fund) invests primarily in stocks of companies that have a high return on capital and have strong industry positions.

           The Merrill Lynch Corporate Bond Fund, Inc. High Income Portfolio (Merrill Lynch Bond High Income Fund) invests primarily in fixed-income securities that are rated in the lower rating categories of the established rating services or in un-rated securities of comparable quality.

           The Merrill Lynch Growth Fund invests in securities of issuers with a market capitalization of $500 million or greater, but also has the flexibility to invest in issues of smaller-capitalization companies with similar value characteristics, and up to 40 percent of its total assets may be invested in foreign securities.

           The Alliance Bond Fund Corporate Bond Portfolio (Alliance Bond Fund) invests in investment-grade debt securities, corporate bonds, convertibles, U.S. government obligations and dollar-denominated foreign debt.

2.     SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts in the statements of net assets available for benefits and the statement of changes in net assets available for benefits for the reporting period. Actual results could differ from those estimates.

Net Appreciation (Depreciation)

Net appreciation (depreciation) includes both realized gains and losses on dispositions of investments and unrealized gains and losses reflecting adjustments to fair value.

Investment Valuation

The Plan's investments are stated at fair market value. The Employer's stock is valued at its quoted market price.

In-kind Distributions

In-kind distributions represent distributions from the Plan in the form of shares of the respective mutual funds or the Employer's stock. In-kind distributions are valued at the fair market value of the shares on the date of distribution.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employer. No such officer or employee receives compensation from the Plan. The Plan's administrative expenses have been paid by the Employer for the year ended February 28, 1999.

3.     TAX STATUS:

The Internal Revenue Service has determined and informed the Employer, by a letter dated December 21, 1992, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.     PARTY-IN-INTEREST TRANSACTIONS:

The Merrill Lynch S&P 500 Index Fund, Merrill Lynch Corporate Bond Fund, Merrill Lynch Eurofund, Merrill Lynch Pacific Fund, Merrill Lynch Latin America Fund, Merrill Lynch Bond High Income Fund and Merrill Lynch Growth Fund are managed by Merrill Lynch, Pierce, Fenner & Smith (Merrill Lynch) who also serve as the Plan's custodian and recordkeeper. In addition, the Plan offers the Employer's common stock as an investment option to the participants.

5.     RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of February 28, 1999:

                                                                                                    Amount
                                                                                                  -----------
       Net assets available for benefits per the financial statements                             $21,728,502
          Less - Amounts allocated to withdrawing participants                                       (246,804)
                                                                                                  -----------
       Net assets available for benefits per the Form 5500                                        $21,481,698
                                                                                                  ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended February 28, 1999:

                                                                                                     Amount
                                                                                                   ----------
       Benefits paid to participants per the financial statements                                  $2,210,490
            Add - Amounts allocated to withdrawing participants                                       246,804
                                                                                                   ----------
       Benefits paid to participants per the Form 5500                                             $2,457,294
                                                                                                   ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 1999, but have not been paid as of that date.

6.     SUBSEQUENT EVENT:

Effective as of March 11, 1999, the Employer entered into an Agreement and Plan of Merger (the Merger Agreement) with TMP Worldwide Inc. (TMP), pursuant to which TMP is to acquire the Employer in a pooling of interests transaction. The Merger Agreement is subject to customary closing conditions, including approval by the Employer's stockholders. If approved, the Plan will terminate on December 31, 1999, subject to the provisions of ERISA, and all participant accounts will become fully vested and not subject to forfeiture. All assets of the Plan would then be distributed to the participants.

                                                                      SCHEDULE I


               LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN


                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                             AS OF FEBRUARY 28, 1999



                                                                                         Historical        Fair Market
                      Description                                                          Cost               Value
-------------------------------------------------------------                           ------------      ------------
Merrill Lynch S&P 500 Index Fund*                                                       $  6,254,863      $  7,331,225
AIM Aggressive Growth Fund                                                                 4,421,121         4,142,950
Merrill Lynch Retirement Reserves*                                                         2,572,376         2,572,376
Merrill Lynch Corporate Bond Fund*                                                         1,830,914         1,800,859
Merrill Lynch Eurofund*                                                                    1,838,631         1,762,961
MFS Massachusetts Investors Growth Stock Fund                                                918,879           928,266
Merrill Lynch Pacific Fund*                                                                  487,533           499,399
LAI Worldwide, Inc. Common Stock**                                                         1,419,696           494,518
Oppenheimer U.S. Government Fund                                                             431,410           420,133
Merrill Lynch Latin America Fund*                                                            729,061           409,681
AIM International Equity Fund                                                                295,160           285,076
Lord Abbett Developing Growth Fund                                                           237,844           235,416
Davis New York Venture Fund, Inc.                                                            187,604           190,940
MFS Massachusetts InvestorsTrust                                                             120,951           123,289
Oppenheimer Quest Global Value Fund                                                           60,580            58,630
Merrill Lynch Bond High Income Fund*                                                          18,203            17,841
Merrill Lynch Growth Fund*                                                                     5,057             4,524
Alliance Bond Fund                                                                               764               755
Participant loans (interest rates ranging from 8.75% to 9.5%)                                212,791           212,791
                                                                                         -----------       -----------
                                                                                         $22,043,438       $21,491,630
                                                                                         ===========       ===========


 *Managed by the Plan's custodian, a party-in-interest (Note 4).

**A party-in-interest (Note 4).



           The preceding notes are an integral part of this schedule.

                                                                     SCHEDULE II


               LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN


                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED FEBRUARY 28, 1999



                                                            Purchases                      Dispositions
                                                            ---------        -----------------------------------------
                                                                                                               Gain
                     Description                              Cost             Cost           Proceeds         (Loss)
-------------------------------------------------------     ----------       ----------      ----------       --------
Merrill Lynch S&P 500 Index Fund*                           $2,019,766       $1,577,354      $1,759,004       $181,650

AIM Aggressive Growth Fund                                   1,103,373        2,233,152       2,194,655         38,497

Merrill Lynch Retirement Reserves*                           2,068,899          259,960         259,960              -

Merrill Lynch Eurofund*                                        800,479          666,593         719,992         53,399

MFS Massachusetts Investors Growth
     Stock Fund                                              1,192,238          273,359         254,382         18,977

Merrill Lynch Latin America Fund*                              213,668          891,415         699,133       (192,282)


*Managed by the Plan's custodian, a party-in-interest (Note 4).



           The preceding notes are an integral part of this schedule.

               LAI WORLDWIDE, INC. PROFIT SHARING AND SAVINGS PLAN

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 25, 1999
                                 LAI WORLDWIDE, INC. PROFIT SHARING AND
                                 SAVINGS PLAN



                                 By: /s/ Patrick J. McDonnell
                                    -------------------------
                                    Patrick J. McDonnell
                                    Trustee

                                 By: /s/ Philip R. Albright
                                    --------------------------
                                    Philip R. Albright
                                    Trustee